

Mail Stop 4720

August 19, 2015

Stephen Weclew
Chief Financial Officer
LM Funding America, Inc.
302 Knights Run Avenue, Suite 1000
Tampa, Florida 33602

> **Re:** **LM Funding America, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 7, 2015**
> **File No. 333-205232**

Dear Mr. Weclew:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2015 letter.

Dilution, page 33

1. We note your dilution calculation in which you utilized 3,300,000 total shares (assuming minimum number of shares offered) of common stock to calculate the pro forma net tangible book value per share as of June 30, 2015. It appears to us that it would be more meaningful to reflect only the corporate reorganization in your pro forma net tangible book value per share before the offering. Please revise and make similar changes to the calculation assuming maximum number of shares offered.

2. On a related matter, please revise the tabular disclosures on the bottom of page 33 and on page 34 to reflect the resulting stockholders from the corporate reorganization as existing stockholders and update the calculation as appropriate.

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

3. We note your response to our comment 9.

    •   Please tell us how you considered whether you satisfied the conditions in ASC 860-10-40-5a (isolation of transferred financial assets) and ASC 860-10-40-5b (transferee's rights to pledge or exchange) in considering whether you had a completion of a transfer under ASC 310-30.

    •   We note that an association has the ability to terminate the agreement at any time and restore all original claims on collections as long as the association remits all payments due on the account to you. Please tell us the circumstances in which an association would be incented to terminate the purchase agreement using this clause. Please clarify for us the benefits an association would receive using this termination clause considering the association is required to remit all payments due on the account to LMF.

    •   Please clarify for us why you believe an association has the right to make material decisions regarding the collection process. According to paragraph 1.d. of the Association Receivables Purchase Agreement filed as Exhibit 10.10 to Form S-1 filed on June 25, 2015, the association assigns, transfers, sets over, and delivers unto you and grants to you all of the association's right, title and interest in all decision making ability as it relates to the form and substance of the collection process and all decision making ability as it relates to settlement offers. Please discuss the role of law firms you engage to perform collection work, to whom they report, and the extent of interaction and influence associations have in the collection process. Also, please clarify for us why making material decisions regarding the collections process would result in the transferor maintaining effective control. Please cite specific guidance that supports your assertion.

    •   Please tell us whether an association has the right to levy and collect finance charges, late fees and other costs against unit owners of delinquent accounts pursuant to its association agreement with unit owners and whether those fees and charges are assigned, transferred, set over and delivered unto you as part of the purchase agreement.

Finance Receivables, page F- 11

4. We note your response and related changes to our comment 11. Please revise to explain how you determine that the uncollectibility of the receivable is confirmed.

Note 9. Fair Value of Financial Instruments, page F-15

5. We note your response to our comment 12.

    •   You state that the valuation calculation assumes much smaller collection rates as
        receivables age. Please provide us the quarterly or annual collection rates actually used
        in the valuation calculation.

    •   Please provide us the information used to support the assertion that your historical
        quarterly collection rate has been 3% over an 8.5 year period.

    •   Please provide us a table detailing the actual quarterly collection rate for the past 12
        quarters.

    •   Please note that ASC 820 requires a reporting entity to use the best information available
        including considering expectations about the timing of future cash flows. If there is
        variability in the collection of cash flows, (e.g. significantly greater cash flows are
        expected earlier in the receivables life), this variability should be considered in your fair
        value measurement.

Exhibit 5.1 – Opinion of Foley Lardner LLP

6. We note your response to comment 14 from our letter dated July 8, 2015; however, it does
    not appear that the requested revision was made to Exhibit 5.1. Please revise to opine that
    the warrants are a binding obligation of the company under the laws of Florida.

    You may contact Stephen Kim at (202) 551-3291 or Michael Volley at (202) 551-3437 if
you have questions regarding comments on the financial statements and related matters. Please
contact Josh Samples at (202) 551-3199 or me at (202) 551-3464 with any other questions.

                                        Sincerely,

                                        /s/ Kathryn McHale

                                        Kathryn McHale
                                        Senior Staff Attorney
                                        Financial Services I

cc.   Curt Creely
        Foley & Lardner LLP